SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is the English translation of the letter dated November 6, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

In compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

Integral Result for the three-month period (in ARS thousands)	09/30/2017	09/30/2016

Gain / Loss attributable to:
Company’s shareholders	1,881,142	752,090
Non-controlling interests	53,594	27,529

Equity Composition:
Capital stock	126,014	126,014
Comprehensive adjustment of capital stock	69,381	69,381
Additional paid-in capital	444,226	444,226
Legal Reserve	39,078	39,078
Reserve for future dividends	356,598	-
Special Reserve	2,700,192	2,700,192
Changes in non controlling interest	(19,784)	(19,770)
Retained earnings	20,310,516	17,047,586
Attributable to the controlling shareholder	24,026,221	20,406,707
Non-controlling interest	924,763	837,782
Total Shareholders’ Equity	24,950,984	21,244,489

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 126,014,050, divided into 126,014,050 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

Shareholders	Acciones	Participación
IRSA Inversiones y Representaciones Sociedad Anónima[1]	119,221,846	94.61%
Minority Shareholders	6,792,204	5.39%

1 Includes the stake of E-Commerce Latina S.A., Tyrus S.A and Ritelco S.A. (Subsidiares of IRSA Inversiones y Representaciones Sociedad Anónima)

Below are the highlights for the three-month period of Fiscal Year 2018 ended September 30, 2017:

➢
Net gain for the first quarter of FY 2018 reached ARS 1,934.7 million, 148.2% higher compared to the gain registered in IQ17 mainly explained by higher results from changes in the fair value of investment properties.

➢
The Company’s Adjusted EBITDA reached ARS 755.8 million in IQ18 increasing by 34.6% compared to the same quarter of 2017. Adjusted EBITDA for Shopping Malls and Offices segments reached ARS 648.4 million and ARS 100.1 million, increasing by 25.8% and 40.3% respectively.

➢
Our shopping centers’ sales grew by 22.5% in the first quarter of FY 2018 compared to the same quarter of 2017 and the portfolio’s occupancy rate reached 98.8%.

➢
During September 2017, we issued notes in the local capital markets for USD 140 million at a fixed interest rate of 5% due 2020.

➢
On October 31, our Shareholders’ meeting approved a cash dividend for the sum of ARS 680 million (ARS/share 5.3962 and ARS/ADR 21.5848).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for relationship with the markets
Dated: November 6 , 2017